July 11, 2018

Michael Barron
Chief Executive Officer
Las Vegas Railway Express, Inc.
9480 South Eastern Avenue
Suite 208
Las Vegas, NV 89123

       Re: Las Vegas Railway Express, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed June 14, 2018
           File No. 024-10838

Dear Mr. Barron:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 1-A filed June 14, 2018

General

1. Please provide us your analysis as to whether you are eligible to make this Regulation A offering pursuant to Securities Act Rule 251(b)(2). Based on your Form 15 filed on July
      8, 2015, it appears that you relied on Exchange Act Rule 12g-4(a)(1) for the termination of registration under Section 12(g) for a class of securities held by fewer than 300 persons. However, your Form 15 indicates that you had approximately 345 holders of record. In addition, please address whether you properly suspended your
Section 15(d)
      reporting obligation.
 Michael Barron
FirstName Railway Express, Inc.
Las Vegas LastNameMichael Barron
Comapany NameLas Vegas Railway Express, Inc.
July 11, 2018
July 11, 2018 Page 2
Page 2
FirstName LastName
2. You disclose on page 5 and elsewhere that on June 2, 2017 you moved your corporate domicile from the state of Delaware to Nevada. We note that the Form 1-A filed on May
         11, 2018 included By-Laws that appeared to relate to you as a Nevada corporation, yet the
         By-Laws included with the most recent amendment filed on June 14, 2018 refer to you as a Delaware corporation. Please clarify which By-Laws are currently applicable to your company, and if it is the most recently filed By-Laws please revise to clarify your status as a Nevada corporation. We may have further comments related to the By-Laws once we know which is applicable.
3.       We note that Section 7 of your subscription agreement filed as Exhibit
3.1 contains an
         exclusive forum provision and a clause waiving jury trials. Please include disclosure in your offering statement about these provisions, their scope, enforceability and potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provisions, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.
Cover Page, page 1

4. We note that you may accept as stock consideration "promissory notes, services and/or other consideration without notice to subscribers." Explain under "Distribution" what
         "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Otherwise, please revise the cover page to be consistent with the disclosure in the Distribution and Use of Proceeds sections which suggest that the offering is solely for cash.
Risk Factors
We will require additional capital to support business growth, page 9

5. We note the reference here to "the need to update existing bitcoin mining hardware."
         However, you do not reference bitcoin mining hardware as part of your business in any other section of the offering statement. Please revise or advise. Distribution
Procedures for Subscribing, page 16

6. You state here that investors should go to www.minivest.com in order to subscribe for shares in your offering. It does not appear, however, that the referenced website is available. Please tell us whether and when you expect this website to be available to potential investors in your offering.
Index to Exhibits, page 46

7. Please file as exhibits the share exchange agreements with United Rail and United Short
         Line Insurance Services.
 Michael Barron
Las Vegas Railway Express, Inc.
July 11, 2018
Page 3

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 or Justin Dobbie, Legal Branch Chief, at
202-551-3469 with any questions.

FirstName LastNameMichael Barron
Comapany NameLas Vegas Railway Express, Inc.
                                                             Division of
Corporation Finance
July 11, 2018 Page 3                                         Office of
Transportation and Leisure
FirstName LastName